Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Bio X Cell, Inc.	Incorporated in Massachusetts

INVO Centers, LLC	Incorporated in Delaware

Orange Blossom Fertility, LLC	Incorporated in Delaware

Wood Violet Fertility, LLC	Incorporated in Delaware

Fertility Labs of Wisconsin	Incorporated in Wisconsin

NAYA Therapeutics, Inc.	Incorporated in Delaware